UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              Amendment No. 1


                           Infodata Systems Inc.
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)

                                456 650 209
                              (CUSIP Number)

                             Joyce A. Johnson
                            Assistant Treasurer
                        Administration Building 263
                          University of Rochester
                            601 Elmwood Avenue
                        Rochester, New York   14604
                              (716) 275-8610



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
                   (Continued on the following page(s))
                             Page 1 of 7 Pages
CUSIP No.  456 650 209                                      Page 2 of 7 Pages

___________________________________________________________________________
(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          University of Rochester
          16-0743209
___________________________________________________________________________
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)

                                             (a)  / /
                                             (b)  / /
___________________________________________________________________________
(3)       SEC USE ONLY

___________________________________________________________________________
(4)       SOURCE OF FUNDS

          OO (Endowment Funds)
___________________________________________________________________________
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                      / /

___________________________________________________________________________
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
___________________________________________________________________________
                          (7)      SOLE VOTING POWER

                                   300,092 shares
                          ________________________________________________
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ________________________________________________
WITH                      (9)      SOLE DISPOSITIVE POWER

                                   300,092 shares
                          ________________________________________________
                          (10)     SHARED DISPOSITIVE POWER

___________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,092 shares
___________________________________________________________________________
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                               / /

___________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.95%
___________________________________________________________________________
(14)  TYPE OF REPORTING PERSON (See Instructions)

      EP
___________________________________________________________________________
Cusip No. 456 650 209                                       Page 3 of 7 Pages

Item 1.  Security and Issuer.

      This Amendment No. 1 to Schedule 13D relates to shares of the Common Stock, par value $.03 per share ("Common Stock") of Infodata Systems Inc. (the "Issuer"). The Issuer's principal executive office is located at 12150 Monument Drive, Suite 400, Fairfax, Virginia 22033.

Item 2.  Identity and Background.

      This Amendment is submitted by University of Rochester, an education corporation formed under the laws of the State of New York. University of Rochester's principal office address is Rochester, New York 14627.

      Attached as Schedule A to this Amendment is a list of the names, residence or business addresses, present principal occupation or employment, principal business and address of any corporation or organization in which such employment is conducted and citizenship of each of the executive officers and trustees of the University of Rochester.

      Neither University of Rochester nor, to its knowledge, any of its executive officers or trustees, has, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration

      On November 22, 1985, University of Rochester purchased 100,000 shares of the Cumulative Convertible Preferred Stock, par value $1.00 per share ("Preferred Stock") of the Issuer for $1,000,000 with funds from the endowment of the University. On June 25, 1996, University of Rochester agreed to convert its 100,000 shares of Preferred Stock into 129,630 shares of Common Stock, par value $.03 ("Common Stock") and to receive 20,416 shares of Common Stock in consideration of accrued and unpaid dividends, in each case in accordance with the provisions of the Preferred Stock and the Certificate of Incorporation, as amended, of the Issuer. On July 30, 1996, the Issuer declared a two-for-one stock split in the form of a 100% share distribution for shareholders of record on August 12, 1996, increasing the University of Rochester's holdings to 300,092 shares of Common Stock.

Item 4. Purpose of the Transaction

      The Preferred Stock was purchased on November 22, 1985 in the ordinary course of the University's investment activities. On August 1, 1989, University of Rochester filed a Schedule 13D evidencing its intent to seek an extraordinary transaction or change in the board or management of the Issuer in the best interests of shareholders. A change in management occurred in 1989 and since that time University of Rochester has continued to hold its Preferred Stock. The conversion of the Preferred Stock into Common Stock by University of Rochester is being consummated in connection with the proposed sale of the Common Stock by University of Rochester from time to time pursuant to a shelf registration statement on Form S-3 to be filed with the Securities and Exchange Commission by the Issuer. University of Rochester has agreed to pay a portion of the costs of the registration and will receive any proceeds for the account of its endowment.

Item 5.  Interest in Securities of the Issuer

      University of Rochester beneficially owns 300,092 shares of Common Stock, constituting 13.95% of the outstanding Common Stock giving effect to the two for one stock split for shareholders of record on August 12, 1996 and holds sole voting and sole dispositive power with respect to such securities.

CUSIP No. 456 650 209                                          Page 4 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7.  Material to Be Filed as Exhibits

      None.

Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

August 23, 1996                              UNIVERSITY OF ROCHESTER


                                   By:/s/ Joyce A. Johnson

                                      Joyce A. Johnson,
                                      Assistant Treasurer

                                    SCHEDULE A

                                                OCCUPATION/
        NAME          BUSINESS ADDRESS          EMPLOYER         CITIZENSHIP

Executive Officers:

Thomas H. Jackson     240 Administration Bldg.  President               USA
                      Rochester, NY 14627       University of Rochester

Charles E. Phelps     200 Administration Bldg.  Provost                 USA
                      Rochester, NY 14627       University of Rochester

Richard W. Greene     263 Administration Bldg.  Executive Vice          USA
                      Rochester, NY 14627       President & Treasurer
                                                University of Rochester

Paul Burgett          500 Wilson Commons        Vice President and      USA
                      Rochester, NY 14627       University Dean of
                                                Students
                                                University of Rochester

Roger D. Lathan       246 Administration Bldg.  Vice President and      USA
                      Rochester, NY 14627       General Secretary
                                                University of Rochester

Richard P. Miller, Jr. 237 Administration Bldg. Senior Vice President   USA
                      Rochester, NY 14627       Chief Operating Officer
                                                University of Rochester

Ronald J. Paprocki    208 Administration Bldg.  Vice President for      USA
                      Rochester, NY 14627       Budgets and
                                                Institutional Planning
                                                University of Rochester

Jay H. Stein, MD      601 Elmwood Avenue        Senior Vice President   USA
                      P.O. Box 706              Vice Provost for Health
                      Rochester, NY 14642-8703  Affairs
                                                University of Rochester

Trustees:

Carl Angeloff         Flagler Center Tower      Partner                 USA
                      505 South Flagler Drive   Jones, Foster, Johnston
                      Suite 1100                & Stubbs, P.A.
                      West Palm Beach, FL
                      33401-3475

Ernest A. Bates, MD   Four Embarcadero Center   Chairman and CEO        USA
                      Suite 3620                American Shared Hospital
                      San Francisco, CA         Services, Inc.
                      94111-4155

Alan R. Batkin        47 Meadow Road                                    USA
                      Scarsdale, NY 10583-7641

Ronald L. Bittner     180 S. Clinton Avenue     Chairman and CEO        USA
                      Rochester, NY 14646-0700  Frontier Corporation

C. William Brown      1750 Midtown Tower        Gosling, Hanford and    USA
                      Rochester, NY 14604-2014  Small, Inc.

Dr. Paula P. Brownlee 1818 R Street NW          President               USA
                      Washington, DC 20009-1604 Association of American
                                                Colleges and Universities

Edwin I. Colodny      1299 Pennsylvania Avenue  Of Counsel              USA
                      10th Floor                Paul, Hastings, Janofsky
                      Washington, DC 20004-2400 and Walker

Bruce L. Crockett     906 Frome Lane                                    USA
                      McLean, VA 22102

Allan E. Dugan        Corporate Strategic       Senior Vice President   USA
                      Services-Bldg. 105-47C    Xerox Corporation
                      800 Phillips Road
                      Webster, NY 14580

Jerry Gardner         Management Consulting and President               USA
                      Development               C.A. Gardner & Associates
                      668 East Pelham Road, NE
                      Atlanta, GA 30324-5202

Myra Gelband          28 Craw Avenue                                    USA
                      Rowayton, CT 06853

Bernard R. Gifford    444 Castro Street         Founder, Chair and CIO  USA
                      Suite 1200                Academic Systems Corp.
                      Mountain View, CA 94041

Daniel E. Gill        350 Ambassador Drive                              USA
                      Rochester, NY 14610

Robert B. Goergen     100 Field Point Road      Chairman                USA
                      Greenwich, CT 06830-6442  Blyth Industries, Inc.

Edmund A. Hajim       230 Park Avenue           Chairman and CEO        USA
                      New York, NY 10169        Furman Selz Inc.

Karen Noble Hanson    189 North Water Street    President               USA
                      Rochester, NY 14604       CORH Associates, LP

Alan F. Hilfiker      c/o Judy Leo              Partner                 USA
                      700 Midtown Tower         Harter, Secrest and Emery
                      Rochester, NY 14604

Thomas H. Jackson     240 Administration Bldg.  President and CEO       USA
                      Rochester, NY 14627       University of Rochester

Halford B. Johnson, Jr. 3851 East Avenue                                USA
                      Rochester, NY 14618-3730

David T. Kearns       100 First Stamford Place  Former Chairman and CEO      USA
                      P.O. Box 10340            Xerox Corporation
                      Stamford, CT 06904-2340

Ronald B. Knight      775 Mendon Center Road                            USA
                      Pittsford, NY 14534-9720

Nancy A. Lieberman    919 Third Avenue          Partner                 USA
                      New York, NY 10022        Skadden, Arps, Slate,
                                                Meagher & Flom

Joseph P. Mack        108 Rose Court            President               USA
                      Haven Beach, NJ 08008     MT Development Co.

Martin E. Messinger   605 Third Avenue          General Partner         USA
                      New York, NY 10158-3698   Neuberger & Berman

Cathy E. Minehan      P.O. Box 2076             President and CEO       USA
                      Boston, MA 02106          Federal Reserve Bank
                                                of Boston

Bruce H. Moses        P.O. Box 996                                      USA
                      Williams Bay, WI 53191

Robert G. Newman, MD  Dazian Bldg., 2nd Fl.     President               USA
                      First Ave. at 16th St.    Beth Israel Medical
                      New York, NY 10003-7970   Center

Robert M. Osieski     60 Wall Street            Vice President          USA
                      New York, NY 10260        Morgan Guaranty Trust
                                                Company of New York

Francis L. Price      6924 Overlook Terrace E                         JAMAICA
                      Anaheim, CA 92807

C. Woodrow Rea, Jr.   650 Castro Street                                 USA
                      Suite 120-366
                      Mountain View, CA 94041

Graham Wood Smith     84 South Davis Street     Partner                 USA
                      Orchard Park, NY 14127    Smith, Pedersen & Smith

Hugo F. Sonnenschein  Administration 502        President               USA
                      5801 South Ellis Avenue   University of Chicago
                      Chicago, IL 60637

Peter D. Standish     767 Fifth Avenue          Partner                 USA
                      New York, NY 10153-0119   Weil, Gotshal & Manges

Raymond C. Stark      Rt. 46, Mailstop 2/2A     President               USA
                      Teterboro, NJ 07608-1173  Government Electronic
                                                Systems
                                                Allied Signal Aerospace

Daniel R. Wegman      1500 Brooks Ave., Box 844 President               USA
                      Rochester, NY 14692-0844  Wegmans Food Markets, Inc.

Ralph R. Whitney, Jr. 230 Park Avenue           Chief Executive         USA
                      New York, NY 10169        Officer
                                                Hammond, Kennedy,
                                                Whitney & Co.

Mary-Frances Winters  14 Franklin Street        President               USA
                      Suite 920                 The Winters Group, Inc.
                      Rochester, NY 14604

G. Robert Witmer, Jr. Clinton Square            Partner                 USA
                      P.O. Box 1051             Nixon, Hargrave, Devans
                      Rochester, NY 14603-1051  & Doyle LLP